S 16001565 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Virtu Financial BD LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SECURITIES AND EXCHANGE COMMISSION

Venu Palaparthi (212) 418-0143
(Area Code - Telephone No.)

FEB - 8 2016

DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Center	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
MAR - 2 2015
U.S. SECURITIES AND EXCHANGE COMMISSION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VIRTU FINANCIAL BD LLC

(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

(SEC I.D. No. 8-68015)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 2014,
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

AFFIRMATION

I, Venu Palaparthi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Virtu Financial BD LLC (the "Company"), as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature	2/27/15 Date

CEO

Title

Notary Public

JUSTIN J. WALDIE
NOTARY PUBLIC-STATE OF NEW YORK
No. 02WA6248316
Qualified In New York County
My Commission Expires September 19, 2015

VIRTU FINANCIAL BD LLC

TABLE OF CONTENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Virtu Financial BD LLC

We have audited the accompanying statement of financial condition of Virtu Financial BD LLC (the "Company") as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Virtu Financial BD LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2015

VIRTU FINANCIAL BD LLC
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	12,678,344
Receivables from broker-dealers and clearing organizations		221,744,361
Interest and dividends receivable		1,503,107
Securities borrowed		484,933,769
Financial instruments owned, at fair value		664,144,701
Financial instruments owned and pledged as collateral, at fair value		236,374,965
Equipment (net of accumulated depreciation of $1,199,595)		136,282
Other assets ($1,049,563, at fair value)		3,476,351
Total assets	$	1,624,991,880
Liabilities and member's equity		
Liabilities:		
Payables to broker-dealers and clearing organizations	$	408,079,192
Accounts payable and accrued expenses		20,076,067
Interest and dividends payable		2,410,043
Securities loaned		497,861,550
Financial instruments sold, not yet purchased, at fair value		577,320,296
Due to affiliates		6,799,705
Total liabilities		1,512,546,853
Member's equity		112,445,027
Total liabilities and member's equity	$	1,624,991,880

See accompanying notes to financial statements.

VIRTU FINANCIAL BD LLC
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Statement of Income
For the Year Ended December 31, 2014

Revenues:		
Trading income, net	$	322,181,470
Interest and dividends income		19,383,867
Total revenues		341,565,337
Expenses:		
Brokerage, exchange and clearance fees, net		109,832,455
Communication, technology and administrative		9,842,914
Interest and dividends expense		22,966,576
Related party service fee		101,992,163
Total expenses		244,634,108
Net income	$	96,931,229

See accompanying notes to financial statements.

VIRTU FINANCIAL BD LLC
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 96,931,229
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	55,826
Changes in operating assets and liabilities:	
Receivables from broker-dealers and clearing organizations	69,011,763
Interest and dividends receivable	246,117
Securities borrowed	223,169,348
Financial instruments owned, including those pledged as collateral, at fair value	117,450,609
Other assets	(1,251,577)
Due from affiliates	5,164,181
Payables to broker-dealers and clearing organizations	80,612,329
Accounts payable and accrued expenses	3,460,488
Interest and dividends payable	1,119,069
Securities loaned	(531,450,035)
Financial instruments sold, not yet purchased, at fair value	68,807,645
Due to affiliates	6,799,705
Net cash provided by operating activities	140,126,697
Cash flows from financing activities:	
Short term borrowings	(72,800,000)
Distributions	(79,500,000)
Net cash used by financing activities	(152,300,000)
Net change in cash	(12,173,303)
Cash, beginning of year	24,851,647
Cash, end of year	$ 12,678,344
Supplemental cash flow disclosures:	
Interest paid	$ 11,672,733

See accompanying notes to financial statements.

VIRTU FINANCIAL BD LLC
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Member's equity, beginning of year	$	95,013,798
Distributions		(79,500,000)
Net income		96,931,229
Member's equity, end of year	$	112,445,027

See accompanying notes to financial statements.

1. NATURE OF BUSINESS

Virtu Financial BD LLC (the "Company") is a Delaware limited liability company formed on May 2, 2008. The sole member is Virtu Financial Operating LLC (the "Parent"), a Delaware limited liability company and a wholly owned subsidiary of Virtu Financial LLC (the "Ultimate Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission, the Chicago Stock Exchange and various other U.S. exchanges. The Company does not carry customer accounts nor act on behalf of any customers but rather is a proprietary trading firm and market maker on United States and foreign exchanges. The Company maintains hedged positions in listed equities, futures on equity indices, equity futures, and commodity futures contracts. The Company is a self-clearing broker-dealer for U.S. equities and maintains clearing memberships with the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation. Trades in currency and commodity futures contracts are executed through a Futures Commission Merchant ("FCM").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The Company's financial statements are prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, compensation accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.

Cash — The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowing and Lending — The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral. These transactions are collateralized by cash or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the statement of financial condition. For these transactions, the interest received or paid by the Company is recorded gross on an accrual basis under interest and dividends income or interest and dividends expense in the statement of income.

Receivables from and Payables to Broker-Dealers and Clearing Organizations — Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2014, receivables from and payables to broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations and balances due from or due to prime brokers in relation to the Company's trading. The Company also offsets the outstanding principal balances on all short term credit facilities against amounts receivable from and payable to broker-dealers and clearing organizations when the criteria for offsetting are met.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased — The Company carries financial instruments owned, including those pledged as collateral, and financial instruments sold, not yet purchased at fair value. Gains and losses arising from financial instrument transactions are recorded net on a trade-date basis in trading income on the statement of income.

Fair Value Measurements — At December 31, 2014, substantially all of Company's financial assets and liabilities, except for certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

The Company's assets and liabilities have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures*. ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. ASC 820-10 requires a three level hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of hierarchy levels are recognized based on the beginning fair value of the period in which they occurred. There were no transfers of financial instruments between levels during the year ended December 31, 2014.

Derivative Instruments — Derivative instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying derivative instruments are currencies which are actively traded.

Derivative instruments used for economic hedging purposes include futures, forward contracts, and options. Unrealized gains or losses on these derivative instruments are recognized currently in the statement of income as trading income, net. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*; accordingly all derivative instruments are recorded at fair value with changes in fair values reflected in earnings.

Equipment — Equipment is carried at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the underlying asset. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that appreciably extend the useful life of the assets are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income. Equipment is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The estimated useful life of equipment is 3 years.

The Company did not purchase any equipment during the year and recorded depreciation expense of $55,826 for the year ended December 31, 2014, and is included as part of communication, technology and administrative expense on the statement of income.

Exchange Memberships and Stock — Exchange memberships are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value, in accordance with ASC 940-340, *Financial Services — Broker and Dealers*. Exchange stock includes shares that the Company is required to hold in order to maintain certain trading privileges. The shares are marked to market with the corresponding gain or loss recorded in the statement of income. During the year ended December 31, 2014, the Company recorded unrealized gains of $90,599 on its exchange stock which is recorded in operations and administrative expenses on the statement of income. The Company's exchange memberships and stock at December 31, 2014 are valued at $84,000 and $1,049,563, respectively, and are included as part of other assets on the statement of financial condition.

Trading Income — Trading income consists of trading gains and losses that are recorded on a trade date basis and reported on a net basis. Trading income is comprised of changes in the fair value of trading assets and liabilities (i.e., unrealized gains and losses) and realized gains and losses on trading assets and liabilities.

Interest and Dividends Income/Interest and Dividends Expense — Interest income and interest expense are accrued in accordance with contractual rates. Interest income consists of interest earned on collateralized financing arrangements and on cash held by brokers. Interest expense includes interest expense from collateralized transactions, margin and related lines of credit. Dividends on financial instruments owned including those pledged as collateral and financial instruments sold, not yet purchased are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Rebates — Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within brokerage, exchange and clearance fees in the accompanying statement of income.

Income Taxes — The Company is a single-member limited liability company and is treated as a disregarded entity for United States (U.S.) federal, state and local income tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company is included in the consolidated income tax return of the Parent.

The Company recognizes the tax benefit from an uncertain tax position, in accordance with ASC 740, Income Taxes, only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authority, including resolution of the appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized from such a position is measured based on the largest benefit for each such position that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Many factors are considered when evaluating and estimating the tax positions and tax benefits. Such estimates involve interpretations of regulations, rulings, case law, etc. and are inherently complex. The Company's estimates may require periodic adjustments and may not accurately anticipate actual outcomes as resolution of income tax treatments in individual jurisdictions typically would not be known for several years after completion of any fiscal year. The Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position as of December 31, 2014 or the results of operations or cash flows for the year ended December 31, 2014.

Recent Accounting Pronouncements

Compensation — In June 2014, the Emerging Issues Task Force (the "EITF") of the FASB issued ASU 2014-12, *Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period.* The amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The ASU is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

Going Concern — In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.* The guidance will explicitly require management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company will implement this new standard on the required effective date.

3. FINANCIAL ASSETS AND LIABILITIES

At December 31, 2014, substantially all of the Company's financial assets and liabilities, except for certain exchange memberships, were carried at fair value based on published market prices and are marked to market daily or were short-term in nature and were carried at amounts that approximate fair value.

The fair value of equities and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1. Fair value of the Company's derivative contracts is based on the indicative prices obtained from the banks that are counterparties to these contracts, as well as management's own analyses. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange. At December 31, 2014, the Company's derivative contracts and Non-U.S. government obligations have been categorized as Level 2.

The following table summarizes all financial instruments at fair value on a recurring basis, within the fair value hierarchy levels as of December 31, 2014:

VIRTU FINANCIAL BD LLC
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Notes to the Financial Statements
As of and For the Year Ended December 31, 2014

	December 31, 2014			
Assets	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Financial instruments owned				
Equities	$ 589,933,193	$ -	$ -	$ 589,933,193
Exchange Traded Notes	65,683,919	-	-	65,683,919
Non-U.S. government obligations	-	8,221,601	-	8,221,601
Options	-	305,988	-	305,988
	$ 655,617,112	$ 8,527,589	$ -	$ 664,144,701
Financial instruments owned and pledged as collateral				
Equity securities	$ 219,158,860	$ -	$ -	$ 219,158,860
Exchange Traded Notes	17,216,105	-	-	17,216,105
	$ 236,374,965	$ -	$ -	$ 236,374,965
Other Assets				
Exchange stock	$ 1,049,563	$ -	$ -	$ 1,049,563
	$ 1,049,563	$ -	$ -	$ 1,049,563
Liabilities				
Financial instruments sold, not yet purchased				
Equities	$ 484,746,510	$ -	$ -	$ 484,746,510
Exchange Traded Notes	92,513,053	-	-	92,513,053
Options	-	60,733	-	60,733
	$ 577,259,563	$ 60,733	$ -	$ 577,320,296

The financial assets and liabilities including interest and dividend receivable, securities borrowed, accounts payable and accrued expenses, interest and dividend payable, securities loaned, and due to affiliates are considered Level 2. The financial asset of cash is considered Level 1.

There were no assets or liabilities measured at fair value on a nonrecurring basis during 2014.

The Company does not net securities borrowed and securities loaned, which are presented on a gross basis in the statement of financial condition. In the tables below, the amounts of financial instruments that are not offset in the statement of financial condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, including derivatives with clearing houses (exchange traded futures and options contracts) or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following tables set forth the netting of financial assets and of financial liabilities as of December 31, 2014.

	December 31, 2014					
				Gross Amounts Not Offset in the Statement of Financial Condition		
Offsetting of Financial Assets:	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Financial Instruments Received as Collateral	Cash Collateral Received	Net Amount
Securities borrowed	$ 484,933,769		$ 484,933,769	$ (477,558,791)	$ -	$ 7,374,978
Financial instruments owned, at fair value:						
Options	305,988		305,988	(60,733)	-	245,255
Total	$ 485,239,757	$ -	$ 485,239,757	$ (477,619,524)	$ -	$ 7,620,233

				Gross Amounts Not Offset in the Statement of Financial Condition		
Offsetting of Financial Liabilities:	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments Pledged as Collateral	Cash Collateral Pledged	Net Amount
Securities loaned	$ 497,861,550	-	$ 497,861,550	$ (490,767,949)	$ (2,811,974)	$ 4,281,627
Financial instruments sold, not yet purchased, at fair value:						
Options	60,733	-	60,733	(60,733)	-	-
Total	$ 497,922,283	$ -	$ 497,922,283	$ (490,828,682)	$ (2,811,974)	$ 4,281,627

Excluded from the fair value and offsetting tables above is net unsettled fair value on long and short futures contracts in the amount of $(263,290) which are included within Receivables from brokers-dealers and clearing organizations.

4. DERIVATIVE INSTRUMENTS

The fair value of the Company's derivative instruments on a gross basis consisted of the following at December 31, 2014:

Asset Derivatives	Balance Sheet Classification	Fair Value	Notional
Equities Futures	Receivables from broker-dealers and clearing organizations	$ (211,291)	$ 178,914,357
Currency Futures	Receivables from broker-dealers and clearing organizations	(24,873)	14,841,154
Treasury Futures	Receivables from broker-dealers and clearing organizations	(27,126)	8,463,787
Options	Financial instruments owned, at fair value	305,988	35,783,400

Liability Derivatives	Balance Sheet Classification	Fair Value	Notional
Options	Financial instruments sold, not yet purchased	$ 60,733	$ 8,894,700

Amounts included in receivables from broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

The following table summarizes the gain or loss on derivative instruments not designated as hedging instruments under ASC 815, which are recorded in trading income, net in the accompanying statement of income for the year ended December 31, 2014:

Futures	$ 151,631,400
Forward contracts	(33,570,345)
Options	(987,253)
	$ 117,073,802

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

Assets		
Due from prime brokers	$	6,409,978
Deposits with clearing organizations		28,904,465
Net equity with futures commission merchants		53,038,685
Unsettled trades		53,905,990
Securities failed to deliver		79,485,243
Total receivables from broker-dealers and clearing organizations	$	221,744,361
Liabilities		
Due to prime brokers	$	96,882,891
Unsettled trades		310,911,077
Securities failed to receive		285,224
Total payables to broker-dealers and clearing organizations	$	408,079,192

6. COLLATERALIZED TRANSACTIONS

The Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2014, substantially all of the securities received as collateral have been repledged. Amounts relating to collateralized transactions at December 31, 2014 are summarized as follows:

Securities received as collateral:	
Securities borrowed	$ 470,552,894

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2014 consisted of the following:

Equities	$ 219,158,860
Exchange traded notes	17,216,105
Fair value of securities owned and pledged	$ 236,374,965

All securities borrowed are used to cover short positions except for $3,640,281 which was repledged as collateral for capacity to draw on the Company's short-term borrowing credit facility.

7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATION OF RISK

The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation ("FDIC") insures combined accounts up to $250,000.

Credit Risk — Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk — Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk — The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

Off Balance Sheet Financial Instrument — The Company enters into various transactions involving derivative instruments and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying derivative instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

8. BORROWINGS

Short-term borrowings — The Company is a party to multiple credit facilities with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the facilities is provided on a committed basis and is available for borrowings by the Company up to a maximum of the lesser of $50.0 million or an amount determined based on agreed advance rates for pledged securities. In connection with this credit facility, the Company entered into a demand promissory note dated July 22, 2013. The other facilities with the same financial institution are provided on an uncommitted basis and are available for borrowings by the Company up to a maximum amount of $100.0 million. The loans provided under the facility are collateralized by the Company's broker-dealer trading and deposit accounts with the same financial institution and, in the case of the committed facility, bears interest at a rate per annum at the Company's election equal to either an adjusted LIBOR rate or base rate, plus a margin of 1.25% per annum, or, in the case of the uncommitted facilities, at a rate set by the financial institution on a daily basis (1.12% at December 31, 2014). There was no outstanding balance as of December 31, 2014. Interest expense for the year ended December 31, 2014 was approximately $523,360 and is recorded within interest and dividends expense in the accompanying statement of income.

Credit facilities — The Company entered into a credit facility with a financial institution on August 8, 2011 with approximately $10.0 million available for borrowing. The loan proceeds of the credit facility are available only to finance the Company's ordinary course securities positions held in its trading account with the financial institution's affiliate. The credit facility is collateralized by the securities held in such account and bears interest at the rate published by Bank of Mexico on business day immediately preceding the date on which the calculation is made. There was no outstanding balance as of December 31, 2014. Interest expense for the year ended December 31, 2014 was approximately $112,280 and is recorded within interest and dividends expense in the accompanying statement of income.

The Company entered into a $20.0 million credit facility with a financial institution on June 24, 2014, amended on December 1, 2014. The loan proceeds of the credit facility are available only for meeting margin requirements associated with the products traded by the Company in the ordinary course using the financial institution's affiliate as its prime broker. The credit facility is collateralized by the Company's trading accounts for these products with the financial institution's affiliate and bears interest at 1.10% per annum in excess of USD LIBOR. The credit facility is subject to certain financial covenants, including minimum account balances and loan ratios, as defined. The outstanding principal balance on the line of credit was $100,000 as of December 31, 2014, and recorded within receivables from broker-dealers and clearing organizations in the accompanying statement of financial condition. Interest expense for the year ended December 31, 2014 was approximately $23,334, and recorded within interest and dividends expense in the accompanying statement of income.

9. RELATED-PARTY TRANSACTIONS

The Company incurred $101,992,163 in service fees to related entities (the Parent, the Ultimate Parent, VFH Parent LLC, Virtu Financial Services LLC, and MVC Research LLC, referred to collectively as the "Providers") under common control. The Company has an agreement with the Providers for compensation, technology and administrative services based on an intercompany service agreement. The agreement may be terminated without cause or further obligation by the Company with 30 days written notice. The Company did not have any service fees payable as of December 31, 2014.

The Company entered into an agreement with a related party under common control of the Parent whereby the Company sends orders of equity securities through the related entity's electronic trading system for execution on the various stock exchanges that the related entity is a member of on an agency basis. Upon execution of such trades by the related entity, the positions are immediately transferred over to the Company's clearing account for settlement. The commission fees under this arrangement were $0.0020 per share as of December 31, 2014 and the Company recorded an expense of $114,345 for the year ended December 31, 2014 which is classified in brokerage, exchange and clearance fees, net on the statement of income. In addition to the commission fees, the related entity has the right under this arrangement to be reimbursed from the Company for the execution and clearance fees incurred in connection with the corresponding agency trades. For the year ended December 31, 2014, the Company recorded an expense of $293,279 in execution and clearance fees charged by the related entity which is classified in brokerage, exchange and clearance fees, net on the statement of income.

The Company may provide or receive funding from affiliates in the ordinary course of business. As of December 31, 2014 the Company had a payable of $6,799,705 to its affiliates.

The Company enters into securities lending arrangements with Virtu Financial Capital Markets LLC, a related party under common control. At December 31, 2014, the Company had no securities borrowed or loaned. The Company had no interest receivable or payable outstanding on the securities borrowed and loaned and recognized interest income and interest expense of $0 and $553, respectively.

The Company enters into forward contracts with related parties under common control of the Parent. These contracts are subject to an agreement approved by the ISDA between the Company and the related party. Gains and losses on forwards with related parties are recorded based on changes in fair values. The Company incurred a loss of $33,570,345 for the year ended December 31, 2014 on these forward contracts which are classified in trading income, net on the statement of income. There were no outstanding forward contracts positions at December 31, 2014.

The Company is allocated expense relating to the Ultimate Parent's Class A-2 profits interests ("Class A-2 profits interests") that are granted to Virtu Employee Holdco LLC, which holds the interests on behalf of, and issues equivalent interests to, its employees of the Ultimate Parent and its subsidiaries as share-based compensation awards. The Class A-2 profits interests vest immediately or up to a period of 4 years, in each case subject to repurchase provisions upon certain termination events. These awards are accounted for as equity awards on the books of the Ultimate Parent and are measured at fair value on the date of grant. Holders of Class A-2 profits interests share in distributions of available cash flow of the Ultimate Parent based on the ratio of interests held to the total number of certain interests outstanding, and also share on a pro rata basis in the proceeds of a liquidity event, subject to a valuation hurdle determined by the Ultimate Parent at the time of the grant based on a valuation performed by a third party valuation firm. Holders of the Class A-2 profits interests share in the proceeds of a liquidity event above such valuation hurdle, and receive a preference on such distributions above such valuation threshold until all holders of Class A-2 profits interests subject to such valuation threshold have been allocated capital proceeds equal to the deemed capital contribution attributable to such Class A-2 profits interests as determined by the Ultimate Parent at the time of the grant.

For the year ended December 31, 2014, the Company was allocated approximately $6,667,376 in expense relating to Class A-2 profits interests which was recorded in related party service fee in the accompanying statement of income.

For the year ended December 31, 2014, the Company paid $79,500,000 in distributions to the Parent, which was recorded as a reduction to member's equity in the accompanying statement of financial condition.

10. CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company has also been, is currently, and may in the future be, the subject of one or more regulatory or self-regulatory organization enforcement actions, including but not limited to targeted and routine regulatory inquiries and investigations involving Regulation NMS, Regulation SHO, capital requirements and other domestic and foreign securities rules and regulations. The ultimate effect on the Company from certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief, and the Company's business or reputation could be negatively impacted if it were determined that disciplinary or other enforcement actions were required. The ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

Based on information currently available, management believes that the resolution of any known matters will not result in any material adverse effect on the Company's financial position, results of operations or cash flows.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances. At December 31, 2014, the Company had net capital of $59,794,821 of which $58,794,821 was in excess of its required net capital of $1,000,000.

12. INDEMNIFICATION ARRANGEMENTS

Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2015, the date on which the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustments to the financial statements, except as noted below.

From January 1, 2015 to February 27, 2015, the Company paid dividends to its member in the amount of $18,500,000.

VIRTU FINANCIAL BD LLC SUPPLEMENTAL SCHEDULE g

(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

Net Capital		
Member's equity	$	112,445,027
Deductions and/or charges:		
Nonallowable assets:		
Receivables from broker dealers and clearing organizations		10,000
Interest and dividends receivable		527,626
Equipment, net of accumulated depreciation		136,282
Other assets		3,476,351
Total nonallowable asssets:		4,150,259
Other deductions		
Aged fails to deliver and other deductions and/or charges		48,588
Total deductions and/or charges:		4,198,847
Net capital before charges on securities positions		108,246,180
Less: haircuts on securities positions		48,451,359
NET CAPITAL	$	59,794,821
NET CAPITAL REQUIREMENT (2% of aggregate debit items or $1,000,000)	$	1,000,000
EXCESS NET CAPITAL	$	58,794,821

Note: The are no material differences between this computation of net capital and the corresponding computation included in the Company's unaudited Part II of Form 17a-5 as of December 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

The Company claims an exemption under Section (k)(2)(i) as the Company did not have customer accounts as of and for the year ended December 31, 2014.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Virtu Financial BD LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Virtu Financial BD LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions from the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2015

Virtu Financial BD LLC
645 Madison Avenue
New York, NY 10022

Tel: 212-418-0100
Fax: 212-418-1234

Virtu Financial BD LLC's Exemption Report

Virtu Financial BD LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

> *(2) The provisions of this section shall not be applicable to a broker or dealer:*
>
> *(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from the period June 1, 2014 through December 31, 2014 without exception.

____
Virtu Financial BD LLC

I, VENU PALAPARTHI, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO

February 27, 2015

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of Virtu Financial BD LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Virtu Financial BD LLC (the "Company") and the Securities and Exchange Commission, the Chicago Stock Exchange and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting a difference of $91,694,796 lower than the amounts on Form X-17A-5.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2015

SIPC-7
(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*********459*******************ALL FOR AADC 100
068015 CHX DEC
VIRTU FINANCIAL BD LLC
645 MADISON AVE 16TH FL
NEW YORK NY 10022-1010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Henry Kim 212-418-0138

2. A.	General Assessment (item 2e from page 2)		$ 465,085
B.	Less payment made with SIPC-6 filed (exclude interest) July 29, 2014 (Date Paid)		(187,526)
C.	Less prior overpayment applied		(-)
D.	Assessment balance due or (overpayment)		277,559
E.	Interest computed on late payment (see instruction E) for __ days at 20% per annum		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 277,559
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 277,559	
H.	Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Virtu Financial BD, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOp
(Title)

Dated the 25 day of February, 2015

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 249,870,541
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts	-
(4) Interest and dividend expense deducted in determining item 2a	18,144,355
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	73,555,784
(7) Net loss from securities in investment accounts.	-
Total additions	91,700,139
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	-
(2) Revenues from commodity transactions.	102,053,642
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	34,159,367
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C)	
(Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 19,323,600	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	19,323,600
Total deductions	155,536,609
2d. SIPC Net Operating Revenues	$ 186,034,071
2e. General Assessment @ .0025	$ 465,085
	(to page 1, line 2.A.)

VIRTU FINANCIAL OPER

J.P.Morgan

Payment Detail Report

For Informational Purposes Only

PAYMENT INFORMATION

Account Number
777224916

Payment Method
Wire

Account Name
VIRTU FINANCIAL BD LLC

Branch Location
JPMORGAN CHASE NEW

Beneficiary Bank Country
UNITED STATES - US

Bank Name
JPMorgan Chase Bank, N.A.

Bank Id
021000021

Payment Amount
USD 277,559.00

Value Date: 02/25/2015

Status: Completed

ROUTING INFORMATION

BENEFICIARY

Beneficiary ID Type
Account Number

Account Number
30801482

Beneficiary Name
CITIBANK COLLECTIONS ACCOUNT

Address Line 1
SECURITIES INVESTOR PROTECTION CORP

City, State/Province, Zip/Postal Code
805 15TH STREET, N.W SUITE 800

Country
UNITED STATES - US

BENEFICIARY BANK

Bank ID Type
United States FED ABA

United States FED ABA
021000089

Bank Name
CITIBANK, NEW YORK

Address Line 1
111 WALL STREET

City, State/Province, Zip/Postal Code
NEW YORK, NY 10043

Country
UNITED STATES - US